

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

20th June, 2005.

Attn: Filing Desk - Stop 1-4





Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th June 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 20th June 2005, confirming that awards had been made under the EMI Executive Share Incentive Plan to a wide range of senior employees, including Eric Nicoli, an Executive Director of the Company.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/27

Company Announcements Office,
London Stock Exchange.

20th June, 2005.

Dear Sirs,

EMI Group plc – Directors' Interests

Under the rules of the EMI Executive Share Incentive Plan (the "ESIP"), performance-related awards have been made as of 17th June 2005 to a wide range of the Group's senior employees around the world. Included amongst such participants is Eric Nicoli, an Executive Director of the Company.

Accordingly, to comply with paragraph 16.13 of the Listing Rules, we advise that, as of 17th June 2005, awards over EMI Group plc Ordinary Shares of 14p each were made under the ESIP to Eric Nicoli, as follows:

- an option over 563,297 shares at an exercise price of 256.17p per share. The option may not be exercised earlier than three years, or later than 10 years, after the date of grant. Furthermore, the option may not ordinarily then be exercised unless a certain performance condition, based on growth in the Company's earnings per share, is achieved; and,

- a performance share award of 281,648 shares. The award shall not be vest earlier than three years, or later than 14 days following the third anniversary of the award date. Furthermore, the performance share award may not ordinarily then be exercised unless a performance condition, based on the ranking of the Company's total shareholder return performance compared with companies in the FTSE Mid-250 Index (excluding investment trusts) as of the award date, is achieved.

None of the performance criteria relating to the options or performance shares outlined above may be subjected to retesting.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary